UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2001

Creo Products Inc.

(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F]

Form 20-F [ ] Form 40-F [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [ X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

CreoScitex
3700 Gilmore Way
Burnaby, BC
CANADA V5G 4M1
Tel. +1-604-451-2700
Fax. +1-604-437-9891
www.CreoScitex.com

CreoScitex (America)
Mark Sullivan
Tel. +1-781-280-7585
Fax. +1-781-275-5649
Email: mark_sullivan@creoscitex.com

FOR IMMEDIATE RELEASE

Ultimate and CreoScitex Introduce Ultimate InSpire
for Spire Color Servers

Vancouver, BC, CANADA (April 11, 2001) - The Print-On-Demand Systems Group of CreoScitex™, a division of Creo Products Inc. (NASDAQ: CREO; TSE: CRE), and Ultimate Technographics announce the release of Ultimate InSpire, a special, stand-alone software tool for the creation of custom imposition templates on Spire™ color servers.

The Spire color server was the first system to offer built-in variable imposed data. Incorporating the powerful Ultimate imposition engine, Spire color servers enable automatic, post-RIP page assembly to imposition layouts on-the-fly during printing. Spire's easy-to-use imposition tool contains preset imposition templates and enables last-minute changes without the need to re-RIP.

The new Ultimate InSpire tool adds the option to create customized imposition templates, using a friendly and straightforward user interface. Based on the template builder of the powerful Ultimate Impostrip imposition tool, Ultimate InSpire will be sold directly by Ultimate for use with Spire color servers. The application includes Origami, which allows the on-screen viewing of fold lines, and automatically adds crop marks, fold marks and control strips, if needed.

"The Spire color server offers an innovative digital front end solution for on-demand printing," said David Watson, CEO of Ultimate Technographics. "Ultimate is happy to add our technology to that of CreoScitex in providing breakthrough imposition tools"

"We see Ultimate InSpire as another addition to the wide range of features and functionalities offered to Spire color server users," said Ronen Cohen, General Manager of the Print-On-Demand Systems Group at CreoScitex. "With the addition of this template builder, we have added yet another level of flexibility that provides our customers with an automatic, professional workflow. Its application independence makes it suitable for any use, from office to mass personalization. Ultimate InSpire will surely increase the productivity and versatility of all Spire users."

"This has been an exciting project, which combines the best imposition software with the best color server," added Daniel (Dani) Herzka, an industry consultant who has been closely involved in the project. "It has demonstrated how two companies can successfully work together to deliver a superior product for the benefit of their end users".

Ultimate InSpire is currently in beta testing with commercial sales to begin in May 2001.

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About CreoScitex

CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates, and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is also an Original Equipment Manufacture supplier of on-press imaging technology and components for digital presses. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

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©2001 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

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About Ultimate

Ultimate Technographics invented digital imposition with Impostrip just over a decade ago, and today the company is one of the leading design and publishing software component developers in the world. Today Ultimate is bringing its powerful technologies to wider end-user markets with products such as Impostrip, Full Plate for Ganging, Printdesk OPI, On-Q Server, IMPress and Trapeze.

Ultimate Technographics Inc.'s new worldwide headquarters are located at: 1950 Sherbrooke Street West, Suite 800, Montreal, Quebec Canada H3H 1E7.

Tel 514.938.9050; fax 514.938.5225; toll free 1.800.363.3590

Email inquiries to info@ultimate-tech.com; www.ultimate-tech.com

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This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment adversely affect the products, market share, revenues or margins of the combined business; (2) changes in general economic, financial or business conditions adversely affect the combined business or the markets in which it operates; (3) new regions and new products may not proceed as planned and may adversely affect future revenues; (4) the expected cost-savings and synergies from the combination of Creo's business with the Scitex Business cannot be fully realized or take significantly longer to realize than expected; and (5) the integration of the Scitex Business into Creo's operations is more difficult, time-consuming or expensive than anticipated, or the attrition rate of key employees of the combined business is greater than expected. These risks and uncertainties as well as other important matters are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

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Contact:

CreoScitex (America)
Yaron Mohaban
Tel. +781.280.7559
Fax. +781.275.3430
Email: Yaron_Mohaban@creoscitex.com

CreoScitex (Europe)
Kathleen Verbeeck
Tel. +32.2.352.2878
Fax. +32.2.352.2805
Email: Kathleen_Verbeeck@creoscitex.com

www.creoscitex.com

Ultimate Technographics Inc.
Joanne David
Tel. +514.938.9050
Fax. +514.938.5225
Email: Joanne@ultimate-tech.com

Ultimate Technographics Inc.
Daniel Herzka
Tel. +516.484.5077
Fax. +516.484.4554
Email: Daniel@Herzka.com

www.ultimate-tech.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: April 11, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary